Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

	Year ended December 31,
In millions of dollars, except for ratios	2012 (1)(2)(5)	2011 (2)(4)(5)(6)	2010 (3)(4)(5)(6)	2009 (4)(5)(6)	2008 (4)(5)(6)
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$12,739	$15,542	$16,674	$17,711	$33,410
Interest factor in rent expense	490	503	493	522	734
Dividends--Preferred Stock	26	34	11	22,708	2,830
Total fixed charges	$13,255	$16,079	$17,178	$40,941	$36,974

Income
Income from continuing operations before taxes, minority interest
and cumulative effect of accounting changes	$7,936	$14,624	$13,184	$(7,799)	$(52,355)
Fixed charges (excluding preferred stock dividends)	13,229	16,045	17,167	18,233	34,144
Total income	$21,165	$30,669	$30,351	$10,434	$(18,211)

Ratio of income to fixed charges excluding interest on deposits	1.60	1.91	1.77	NM	NM

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$20,535	$24,234	$25,096	$27,902	$53,133
Interest factor in rent expense	490	503	493	522	734
Dividends--Preferred Stock	26	34	11	22,708	2,830
Total fixed charges	$21,051	$24,771	$25,600	$51,132	$56,697

Income
Income from continuing operations before taxes, minority interest
and cumulative effect of accounting changes	$7,936	$14,624	$13,184	$(7,799)	$(52,355)
Fixed charges (excluding preferred stock dividends)	21,025	24,737	25,589	28,424	53,867
Total income	$28,961	$39,361	$38,773	$20,625	$1,512

Ratio of income to fixed charges including interest on deposits	1.38	1.59	1.51	NM	NM

(1) During the third quarter of 2012, the Company executed definitive agreements to transition a carve-out of its liquid strategies business within Citi Capital Advisors, which is part of the Institutional Clients Group segment, to certain employees responsible for managing those operations. The transaction will be accounted for as a sale and is currently expected to close in the first quarter of 2013 reported as discontinued operations for the second half of 2012 only. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have not been restated due to the immateriality of the impact in those periods.

(2) On March 1, 2011, Citigroup announced an agreement to sell its Egg credit card business to Barclays Bank PLC. Citigroup reports this business separately as discontinued operations in the Company's Consolidated Statement of Income for the full year of 2011 and the full year of 2012. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have not been restated due to the immateriality of the impact in those periods.

(3) On September 17, 2010, Citigroup announced an agreement to sell its The Student Loan Corporation to Discover Financial Services ("Discover") and SLM Corporation ("Sallie Mae"). Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income for the third and fourth quarters of 2010 only. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have not been restated due to the immateriality of the impact in those periods.

(4) On May 1, 2009, Citigroup announced an agreement to sell its Nikko Cordial Securities to Sumitomo Mitsui Banking Corporation (hereafter SMBC). Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(5) On July 11, 2008, the Company announced an agreement to sell its German retail banking operations to Credit Mutuel. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(6) On April 17, 2008, Citigroup announced an agreement to sell most of Citigroup’s CitiCapital business unit to GE Capital. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.